82-4504



ROCK RESOURCES INC.
(the "Company")

03 JUL 30 7:21

News Release – FAVOURABLE APPEAL COURT JUDGEMENT

June 5, 2003

Favourable Court of Appeal Judgement Received. Management is pleased to report that the company has received judgement in its favour following the sitting of a five judge Court of Appeal hearing on December 6, 2002. The judges voted 4:1 in the company's favour and ordered that the company be compensated for the interests taken in accordance with the Expropriation Compensation Act which establishes that the compensation shall be determined by the Expropriation Board in accordance with the provisions of the Act. However, it is still open to the Government to make application for leave to appeal to the Supreme Court of Canada. Further details of the company's expropriation claim against the Government are contained in the company's news release dated March 13, 2003 and this can be viewed on the company's web site: www.rockresources.com

Director's resignations. Management report the recent resignation of Mr Richard Poulden, non-executive director, from the company's board of directors. Richard is taking up the position of Chairman, Rock Minerals International plc (RMI) and replacing Graeme Rowland in this capacity who is leaving the board of RMI. The company's directors thank Richard for his contribution to restructuring the company and wish him every success as Chairman of RMI.

Share Issue. Management report the recent issue of three hundred thousand ordinary shares of the company to Welcome Opportunities Ltd (now Endeavor Capital) in satisfaction of the July 9, 2002 agreement for the company to acquire the Welcome Opportunities Ltd's interests in the Fyre Lake property.

In making these announcements, Graeme Rowland, Chairman and President of Rock Resources said, "This is excellent news in the furtherance of the company's expropriation claim against the Government and it is also good news for the mining community at large."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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